Exhibit 99.02

NOTICE OF RESTRICTED STOCK UNIT AWARD
VEMORY, INC.
SPARROW ACQUISITION PLAN
GRANT NUMBER:
Unless otherwise defined herein, the terms defined in the Vemory, Inc. (inclusive of any successor, the “Company”) Sparrow Acquisition Plan (the “Plan”) shall have the same meanings in this Notice of Restricted Stock Unit Award (the “Notice”) and the attached Award Agreement (Restricted Stock Unit Agreement) (hereinafter “RSU Agreement”). You (“you”) have been granted an award of Restricted Stock Units (“RSUs”) under the Plan subject to the terms and conditions of the Plan, this Notice and the attached RSU Agreement.

Name:
Address:
Number of RSUs:
Date of Grant:
Vesting Commencement Date:

Expiration Date:	The date on which settlement of all RSUs granted hereunder occurs. This RSU expires earlier if your Service terminates earlier, as described in the RSU Agreement.

Vesting Schedule:
Subject to the limitations set forth in this Notice, the Plan and the RSU Agreement, __% of the total number of RSUs will vest on __ and __% of the total number of RSUs will vest on each __ month anniversary thereafter so long as your Service continues.

[If during the 4-year period after the Closing, your employment with the Company is terminated by us without Good Cause (as defined below) or by your resignation for Good Reason (as defined below), then upon your execution and nonrevocation (to the extent revocable) on a standard Company release of claims agreement (and such release becoming effective) and in lieu of receiving any other severance or termination benefits, the unvested portion of the RSU Grant described in the preceding paragraph will automatically accelerate and become vested.
For purposes of this Notice, a decision by the Company to terminate your employment will be deemed to have been made for “Good Cause” if such termination is based upon any of the following: (A) an act of fraud, theft or misappropriation of Company property; (B) your conviction of, or plea of nolo contendere to, a felony, or your conviction of an act of moral turpitude; (C) your material insubordination or repeated willful refusal to follow the lawful directives of the Board of Directors, officers, executives or managers of the Company (or their respective delegates), which is not cured by you within 30 days following your receipt of written notice specifying the details of such material insubordination or repeated willful refusal; (D) your material violation of the Employee Invention Assignment and Confidentiality Agreement between you and the Company or the confidentiality agreement with Vemory, Inc.; (E) your continued failure or refusal to perform your material assigned duties or responsibilities reasonably expected of you in connection with your employment with or arrangement to provide services to the Company, provided that you receive written notice of such failure and are provided with a 30 day period following your receipt of such notice to cure the event(s) that trigger “Good Cause” under this clause (E); (F) your material violation of the Company’s Code of Business Conduct and Ethics, as such policy may be revised from time to time, which violation is not cured by you within 30 days following your receipt of written notice specifying the details of such violation; (G) your willful or reckless engagement in misconduct that results in material harm to the Company or any of its affiliates, or (H) your material breach of the Non-Competition Agreement.
For purposes of this Notice, a decision by you to resign from your employment with the Company will be deemed to have been made for “Good Reason” if such resignation is based upon any of the following:  (i) the relocation of your principal place of employment outside of the Austin, Texas metropolitan area, or (ii) your reduction in base salary by more than 10% (except where there is a general reduction applicable to the business, business unit, or Company, generally); provided however, that in no event shall your resignation of employment with the Company be deemed to be for Good Reason unless (x) you provide the Company with written notice specifying in detail the event or transaction constituting grounds for a Good Reason resignation and delivered to the Company within ninety (90) days after the initial occurrence of that event or transaction, (y) the Company fails to remedy the purported Good Reason event or transaction within a reasonable cure period of thirty (30) days following receipt of such notice and (z) you resign your employment for such Good Reason within thirty (30) days after the Company’s failure to cure or written notice to you that the Company will not cure.]
You acknowledge that the vesting of the RSUs pursuant to this Notice is earned only by continuing Service as an Employee, Director or Consultant of the Company. By accepting this RSU, you consent to electronic delivery as set forth in the RSU Agreement.
As a condition to receiving the RSUs, and notwithstanding anything to the contrary in any agreement between the Participant and the Company, the Participant hereby agrees and acknowledges that this RSU is not subject to any vesting acceleration in connection with the Merger (as defined in the Plan), upon termination of Service, or otherwise.

PARTICIPANT	VEMORY, INC.
Signature:	By:

Print Name:	Its:

RESTRICTED STOCK UNIT AGREEMENT
VEMORY, INC.
SPARROW ACQUISITION PLAN

You have been granted Restricted Stock Units (“RSUs”) subject to the terms, restrictions and conditions of the Plan, the Notice of Restricted Stock Unit Award (the “Notice”) and this RSU Agreement.
1.Settlement. Settlement of RSUs shall be made in the same calendar year as the applicable date of vesting under the vesting schedule set forth in the Notice; provided, however, that if the vesting date under the vesting schedule set forth in the Notice is in December, then settlement of any RSUs that vest in December shall be within 30 days of vesting. Settlement of RSUs shall be in Shares. Settlement means the delivery of the Shares vested under an RSU. No fractional RSUs or rights for fractional Shares shall be created pursuant to this RSU Agreement.
2.No Stockholder Rights. Unless and until such time as Shares are issued in settlement of vested RSUs, you shall have no ownership of the Shares allocated to the RSUs and shall have no right dividends or to vote such Shares.
3.Dividend Equivalents. Dividends, if any (whether in cash or Shares), shall not be credited to you.
4.No Transfer. RSUs may not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of in any manner other than by will or by the laws of descent or distribution or court order or unless otherwise permitted by the Committee on a case-by-case basis.
5.Termination. If your Service terminates for any reason, all unvested RSUs shall be forfeited to the Company forthwith, and all rights you have to such RSUs shall immediately terminate. In case of any dispute as to whether your termination of Service has occurred, the Committee shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.
6.Tax Consequences. You acknowledge that there will be tax consequences upon settlement of the RSUs or disposition of the Shares, if any, received in connection therewith, and you should consult a tax adviser regarding your tax obligations prior to such settlement or disposition in the jurisdiction where you are subject to tax.
7.Withholding Taxes and Stock Withholding. Regardless of any action the Company or your actual employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the award, including the settlement of the RSUs, the subsequent sale of Shares acquired pursuant to such settlement and the receipt of any dividends; and (2) do not commit to structure the terms of the award or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items. You acknowledge that if you are subject to Tax-Related Items in more than one jurisdiction, the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the settlement of your RSUs, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, you authorize the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or the Employer. With the Company’s consent, these arrangements may also include, if permissible under local law, (a) withholding Shares that otherwise would be issued to you when your RSUs are settled, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amount, (b) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf and you hereby authorize such sales by this authorization), (c) your payment of a cash amount, or (d) any other arrangement approved by the Company; all under such rules as may be established by the Committee and in compliance with the Company’s Insider Trading Policy and 10b5-1 Trading Plan Policy, if applicable; provided however, that if you are a Section 16 officer of the Company under the Exchange Act, then the Committee (as constituted in accordance with Rule 16b-3 under the Exchange Act) shall establish the method of withholding from alternatives (a)-(d) above, and the Committee shall establish the method prior to the Tax-Related Items withholding event. The Fair Market Value of these Shares, determined as of the effective date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. You shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of your participation in the Plan or your purchase of Shares that cannot be satisfied by the means previously described. Finally, you acknowledge that the Company has no obligation to deliver Shares to you until you have satisfied the obligations in connection with the Tax-Related Items as described in this Section.
8.Acknowledgement. The Company and you agree that the RSUs are granted under and governed by the Notice, this RSU Agreement and the provisions of the Plan. You: (i) acknowledge receipt of a copy of the Plan prospectus, (ii) represent that you have carefully read and are familiar with their provisions, and (iii) hereby accept the RSUs subject to all of the terms and conditions set forth herein and those set forth in the Notice. The settlement of this RSU and the issuance of the Shares upon such settlement shall be subject to compliance by the Company and Participant with all applicable laws, regulations and rules relating thereto, including all applicable regulations of any stock exchange on which the Shares may be listed for trading at the time of such settlement and issuance. The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance of any Shares pursuant to this RSU shall relieve the Company of any liability with respect to the non-issuance of the Shares as to which such approval shall not have been obtained. The holder of this RSU hereby agrees that in the event the Company and the Company’s counsel deem it necessary or advisable in the exercise of their discretion, the transfer or issuance of the Shares issued pursuant to the RSUs may be conditioned upon such holder making certain representations, warranties, and acknowledgments relating to compliance with applicable securities laws.
9.Entire Agreement; Enforcement of Rights. This RSU Agreement, the Plan and the Notice constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. No modification of or amendment to this RSU Agreement, nor any waiver of any rights under this RSU Agreement, shall be effective unless in writing and signed by the parties to this RSU Agreement. The failure by either party to enforce any rights under this RSU Agreement shall not be construed as a waiver of any rights of such party.
10.Compliance with Laws and Regulations. The issuance of Shares will be subject to and conditioned upon compliance by the Company and you with all applicable state, federal and foreign laws and regulations and with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Common Stock may be listed or quoted at the time of such issuance or transfer. The Shares issued pursuant to this RSU Agreement shall be endorsed with appropriate legends, if any, determined by the Company.
11.Governing Law; Severability. If one or more provisions of this RSU Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this RSU Agreement, (ii) the balance of this RSU Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this RSU Agreement shall be enforceable in accordance with its terms. This RSU Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that may arise directly or indirectly from the Plan, the Notice and this RSU Agreement, the parties hereby submit and consent to litigation in the exclusive jurisdiction of the State of California and agree that any such litigation shall be conducted only in the courts of California or the federal courts of the United States for the Northern District of California and no other courts.
12.    No Rights as Employee, Director or Consultant. Nothing in this RSU Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate your Service, for any reason, with or without Cause.
13.    Consent to Electronic Delivery of All Plan Documents and Disclosures. By acceptance of this RSU, you consent to the electronic delivery of the Notice, this RSU Agreement, the Plan, account statements, Plan prospectuses required by the Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the RSU. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion. You acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost if you contact the Company by telephone, through a postal service or electronic mail at [insert email]. You further acknowledge that you will be provided with a paper copy of any documents delivered electronically if electronic delivery fails; similarly, you understand that you must provide on request to the Company or any designated third party a paper copy of any documents delivered electronically if electronic delivery fails. Also, you understand that your consent may be revoked or changed, including any change in the electronic mail address to which documents are delivered (if you have provided an electronic mail address), at any time by notifying the Company of such revised or revoked consent by telephone, postal service or electronic mail at [insert email]. Finally, you understand that you are not required to consent to electronic delivery.
14.    Code Section 409A. For purposes of this RSU Agreement, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Internal Revenue Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this RSU Agreement in connection with your termination of employment constitute deferred compensation subject to Section 409A, and you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the six-month period measured from your separation from service from the Company or (ii) the date of your death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you including, without limitation, the additional tax for which you would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. To the extent any payment under this RSU Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

15.    Award Subject to Company Clawback or Recoupment. The RSU shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of your employment or other Service with the Company that is applicable to executive officers, Employees, Directors or other service providers of the Company, and in addition to any other remedies available under such policy and applicable law may require the cancellation of your RSU (whether vested or unvested) and the recoupment of any gains realized with respect to your RSU.

16.     Conditionality. Notwithstanding anything to the contrary in this Agreement, in the event the Merger (as defined in the Plan) is not consummated, then the RSU shall be of no force and effect, shall not be settled, and shall expire immediately.

BY ACCEPTING THIS RSU, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.